SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VIDANGEL ENTERTAINMENT, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

VidAngel Entertainment, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is VidAngel Entertainment, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 4, 2024.

2. That the Board of Directors of this corporation (the "Board of Directors") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is VidAngel Entertainment, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 22,500,000. The Corporation has two classes of stock, referred to as Common Stock and Class A Preferred Stock. There are 14,000,000 shares of authorized Common Stock, $0.000001 par value per share ("Common Stock"), and 8,500,000 shares of authorized Class A Preferred Stock, $0.000001 par value per share ("Preferred Stock").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law (including, without limitation, Section 3.1 of Part B of this Article Fourth), the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "Restated Certificate") that relates solely to the terms of Preferred Stock if the holders of such Preferred Stock are entitled to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. Election of Directors. The holders of record of the shares of Common Stock (and no other class or series of voting stock) shall be entitled to elect the directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of Common Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders entitled to vote on such matter. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock shall constitute a quorum for the purpose of electing such director. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced.

B.   PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1.   Dividends

1.1   Cumulative Dividend. The holders of outstanding shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose, cumulative preferential dividends at the rate of ten percent (10%) per annum of the Class A Original Issue Price (as defined below) per share of Preferred Stock (the "Class A Dividend Rate"). Such dividends shall accrue on a daily basis, whether or not declared, from the date of issuance of the applicable share of Preferred Stock (the "Class A Original Issue Date") and shall be cumulative; provided, however, that such cumulative dividends shall cease to accrue on the tenth (10th) anniversary of the Class A Original Issue Date (the "Dividend Termination Date"). Any dividends accrued but unpaid as of the Dividend Termination Date shall remain payable in accordance with the terms hereof. The "Class A Original Issue Price" shall mean $1.23 per share of Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1.2   Accumulation of Unpaid Dividends. To the extent dividends on the Preferred Stock are not paid in any fiscal year or portion thereof, such dividends shall accumulate and compound annually at the Class A Dividend Rate until paid in full. Accumulated and unpaid dividends shall not bear interest. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend equal to, all accumulated and unpaid dividends.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, on a *pari passu* basis based on the Class A Liquidation Amount (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) 1.10 times the Class A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) any dividends declared but unpaid thereon, plus the amount per share that such holder would receive if all shares of Preferred Stock had been hypothetically converted into Common Stock immediately prior to such event and the proceeds from such event available for distribution (after giving effect to the payment of any declared dividends) were distributed pro rata among all holders of outstanding shares of Common Stock including the Common Stock that would have been hypothetically issued as a result of such conversion of the Preferred Stock (the amount payable pursuant to this sentence is hereinafter referred to, for Preferred Stock, as applicable, as the "Class A Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 2.1, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "Requisite Holders") and the holders of at least a majority of the outstanding shares of Common Stock, in each case voting together as a single class, elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

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(a)   a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which:

(i)   the Corporation is a constituent party; or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance;

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b)   (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Notwithstanding anything in Section 2.3.1 to the contrary, in no event shall the sale and issuance by the Corporation of Preferred Stock in a bona fide equity financing of the Corporation, in and of itself, be a Deemed Liquidation Event.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "Transaction Document"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or Section 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received

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by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds") on the 150th day after such Deemed Liquidation Event (such date, the "DLE Redemption Date"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is 10 business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 2.3.2, the Corporation shall send written notice of the redemption (the "DLE Redemption Notice") to each holder of record of Preferred Stock. Each DLE Redemption Notice shall state:

(i)   the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the DLE Redemption Notice;

(ii)   the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii)   for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the DLE Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.3   Amount Deemed Paid or Distributed.

(a)   The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board; provided, however, that if prior to any payment or distribution the Requisite Holders do not agree to the determination of such value in writing, then the provisions of Section 2.3.3(b) shall be followed.

(b)   Notwithstanding anything to the contrary set forth above in this Section 2.3.3, if the Board of Directors and the Requisite Holders are unable to reach agreement on any matter of valuation required by Section 2.3.3(a), the value of such property, rights or securities shall be determined by an impartial, regionally or nationally recognized third-party appraiser with relevant experience ("Qualified Appraiser") agreed to by the Board of Directors and the Requisite Holders; provided, however, that if the Requisite Holders and the Board of Directors are unable to mutually agree to such a Qualified Appraiser, upon written request from either the Requisite Holders or the Board of Directors to the other, the Requisite Holders and the Board of Directors shall each, within five (5) business days, nominate an appraiser who would qualify as a Qualified Appraiser, and the two firms so nominated shall appoint, by written notice to the Corporation a Qualified Appraiser within five (5) business days of their nomination. The Qualified Appraiser so selected shall proceed, with the Corporation's cooperation and at the Corporation's expense, to promptly determine value in accordance with such methods and techniques as shall enable the Qualified Appraiser to complete the valuation within 30 days of its appointment and in a manner sufficient to obtain a reasonable determination of value consistent with this Restated Certificate.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   Except as otherwise required by the General Corporation Law or expressly set forth in this Certificate of Incorporation, the Preferred Stock shall be non-voting and shall not be entitled to vote on any matter submitted to stockholders of the Corporation.

3.2   Notwithstanding the foregoing, the Corporation shall not amend, alter, or repeal the rights, preferences, or privileges of the Preferred Stock in a manner that is materially adverse to the Preferred Stock without the approval of the holders of a majority of the outstanding Preferred Stock, voting as a separate class, but only to the extent such class vote is expressly required by the General Corporation Law.

4.   No Conversion. The Preferred Stock shall not be convertible into, or exchangeable for, Common Stock or any other class of capital stock or securities of the Corporation.

5.   No Preemptive of Similar Rights. No holder of Preferred Stock shall have any preemptive, subscription, or similar rights with respect to the issuance of securities of the Corporation.

6.   Limited Information Rights. To the fullest extent permitted by applicable law, holders of Preferred Stock shall have no right to inspect the Corporation's books and records or to receive financial or other information from the Corporation, except (i) for rights that cannot be waived under

applicable law, and (ii) disclosures the Corporation is required to make pursuant to federal or state securities laws, including Regulation Crowdfunding (17 C.F.R. §227 et seq.).

7. Transfer Restrictions; Securities Law Compliance. No transfer of Preferred Stock shall be valid unless made in compliance with applicable federal and state securities laws, including the transfer restrictions applicable to securities issued under Regulation Crowdfunding, which generally prohibit transfers for one year after purchase except as permitted under applicable regulation.

8. Redemption.

8.1 Corporation Right to Redeem. The Corporation may, at its option, redeem all or any portion of the outstanding shares of the Preferred Stock at any time at a price per share equal to the Redemption Price.

8.2 Determination of Redemption Price. The redemption price per share of Preferred Stock (the "Redemption Price") shall be the fair market value of such share as determined by a qualified independent appraiser (the "Independent Appraiser") selected by the Board of Directors and taking into account, as applicable, discounts for lack of marketability or lack of control. The Independent Appraiser shall be a nationally or regionally recognized valuation firm with experience in valuing equity securities of private companies and shall have no material relationship with the Corporation or any holder of Preferred Stock that would create a conflict of interest. The Independent Appraiser shall deliver a written appraisal to the Corporation and the holders of Preferred Stock to be redeemed within thirty (30) days following its engagement by the Board of Directors. The determination of the Redemption Price by the Independent Appraiser shall be final and binding on the Corporation and all holders of Preferred Stock, absent manifest error. The Corporation shall bear all fees and expenses of the Independent Appraiser.

8.3 Cancellation of Redeemed or Otherwise Acquired Shares. Unless approved by the Board of Directors, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

9. Waiver. Except as otherwise set forth herein any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of majority of the outstanding shares of Preferred Stock.

10. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

TENTH: If any provision or provisions of this Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Restated Certificate (including, without limitation, each portion of any sentence of this Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ELEVENTH:

1. <u>Nature of Indemnity</u>. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "<u>proceeding</u>"), by reason of the fact that such person (or a person of which such person is the legal representative) is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, fiduciary or agent or in any other capacity while serving as a director, officer, employee, fiduciary or agent, shall be indemnified and held harmless by the Corporation to the fullest extent which it is empowered to do so by the General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expense, liability and loss (including attorney's fees actually and reasonably incurred by such person in connection with such proceeding) and such indemnification shall

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inure to the benefit of such person's heirs, executors and administrators; <u>provided</u>, <u>however</u>, that except as provided in <u>Section 2</u> of this <u>Article Eleventh</u>, the Corporation shall not indemnify any such person in connection with a proceeding initiated by such person unless such proceeding was authorized by the Board of Directors of the Corporation. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

2. <u>Procedure for Indemnification of Directors and Officers</u>. If a claim for indemnification or advancement of expenses under this <u>Article Eleventh</u> is not paid in full within 30 days after a written claim therefor by the indemnified person has been received by the Corporation, the indemnified person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the indemnified person is not entitled to the requested indemnification or advancement of expenses under applicable law.

3. <u>Non-Exclusivity of Article Eleventh</u>. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this <u>Article Eleventh</u> shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

4. <u>Insurance</u>. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, whether or not the Corporation would have the power to indemnify such person against such liability under this <u>Article Eleventh</u>.

5. <u>Expenses</u>. Unless the Board of Directors shall have determined that a person described in <u>Section 2</u> of this <u>Article Eleventh</u> has failed to meet the applicable standard of conduct for indemnification under the General Corporation Law, expenses incurred by such person in defending a proceeding shall be paid by the Corporation in advance of final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

6. <u>Employees and Agents</u>. Persons who are not covered by the foregoing provisions of this <u>Article Eleventh</u> and who are or were employees or agents of the Corporation, or who are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

7. <u>Contract Rights</u>. The provisions of this <u>Article Eleventh</u> shall be deemed to be a contract right between the Corporation and each director or officer who serves in any such capacity at any time while this <u>Article Eleventh</u> and the relevant provisions of the General Corporation Law are in effect, and any repeal or modification of this <u>Article Eleventh</u> or any such law shall not affect any rights or obligations then existing with respect to any state of facts or proceeding then existing.

8. <u>Merger or Consolidation</u>. For purposes of this <u>Article Eleventh</u>, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including

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any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this <u>Article Eleventh</u> with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

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3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Restated Certificate, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on [DATE].

By:_____
Name: Jeremy Lewis
Title: Chief Executive Officer